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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Quarter ended June 30, 2001

WILLIS GROUP HOLDINGS LIMITED
(Translation of registrant's name into English)

Ten Trinity Square, London EC3P 3AX
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  /x/        Form 40-F  / /

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes  / /        No  /x/

(If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-      .)

WILLIS GROUP HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions, except per share data)

(unaudited)

	Three months ended June 30,		Six months ended June 30,
	2001	2000	2001	2000
REVENUES:
Commissions and fees	$319	$295	$678	$632
Interest income	18	16	34	31

Total Revenues	337	311	712	663

EXPENSES:
General and administrative expenses	259	265	527	535
Restructuring costs (Note 4)	—	2	—	2
Depreciation expense	8	9	17	19
Amortization of goodwill	8	8	17	17

Total Expenses	275	284	561	573

OPERATING INCOME	62	27	151	90
INTEREST EXPENSE	21	22	42	44

INCOME BEFORE INCOME TAXES, EQUITY IN NET INCOME OF ASSOCIATES AND MINORITY INTEREST	41	5	109	46
INCOME TAX EXPENSE	16	4	47	31

INCOME BEFORE EQUITY IN NET INCOME OF ASSOCIATES AND MINORITY INTEREST	25	1	62	15
EQUITY IN NET INCOME OF ASSOCIATES	(1)	(1)	8	8
MINORITY INTEREST (Including $6, $6, $12 and $12, respectively, of preferred stock dividends)	(7)	(5)	(14)	(11)

NET INCOME (LOSS)	$17	$(5)	$56	$12

NET INCOME (LOSS) PER COMMON SHARE—(Note 5)
—Basic	$0.13	$(0.04)	$0.44	$0.10
—Diluted	$0.12	$(0.04)	$0.42	$0.10

WEIGHTED-AVERAGE NUMBER OF COMMON SHARES OUTSTANDING—(Note 5)
—Basic	128	121	126	121
—Diluted	138	121	134	121

The accompanying notes are an integral part of these condensed consolidated financial statements.

WILLIS GROUP HOLDINGS LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(in millions, except per share data)

	June 30, 2001	December 31, 2000
	(unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$141	$88
Fiduciary funds—restricted	1,157	978
Short-term investments	42	41
Accounts receivable, net of allowance for doubtful accounts of $28 and $24, respectively	5,631	4,675
Deferred tax assets	11	14
Other current assets	57	94

Total current assets	7,039	5,890

NONCURRENT ASSETS:
Fixed assets, net of accumulated depreciation of $90 and $79, respectively	178	192
Goodwill, net of accumulated amortization of $97 and $80, respectively	1,208	1,225
Investments in associates	137	134
Deferred tax assets	38	45
Other noncurrent assets	112	104

Total noncurrent assets	1,673	1,700

TOTAL	$8,712	$7,590

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$6,602	$5,484
Deferred revenue and accrued expenses	119	130
Provisions	35	37
Income taxes payable	63	43
Other current liabilities	190	189

Total current liabilities	7,009	5,883

NONCURRENT LIABILITIES:
Long-term debt	909	958
Provisions	104	121
Other noncurrent liabilities	102	99

Total noncurrent liabilities	1,115	1,178

Total liabilities	8,124	7,061

COMMITMENTS AND CONTINGENCIES (Note 8)
MINORITY INTEREST	19	19
COMPANY-OBLIGATED MANDATORILY REDEEMABLE PREFERRED CAPITAL SECURITIES OF SUBSIDIARY	—	272
STOCKHOLDERS' EQUITY:
Common shares, $0.000115 par value; Authorized: 4,000,000,000;
Issued and outstanding, 146,923,576 shares and 123,698,539 shares respectively	—	—
Additional paid-in capital	693	410
Accumulated deficit	(111)	(167)
Accumulated other comprehensive loss (Note 6)	(11)	(5)
Treasury stock, at cost, 603,052 shares at June 30, 2001	(2)	—

Total stockholders' equity	569	238

TOTAL	$8,712	$7,590

The accompanying notes are an integral part of these condensed consolidated financial statements.

WILLIS GROUP HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)

(unaudited)

	Six months ended June 30,
	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$56	$12
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	17	19
Amortization of goodwill and debt issuance costs	17	18
Provision for doubtful accounts	6	3
Minority interest	2	2
Provisions	(14)	(19)
Provision for deferred income taxes	8	(4)
Other	(4)	(4)
Changes in operating assets and liabilities, net of effects from purchase of subsidiaries:
Fiduciary funds—restricted, net	(201)	(134)
Accounts receivable	(1,117)	(1,060)
Accounts payable	1,310	1,211
Other	16	(5)

Net cash provided by operations	96	39

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds on disposal of fixed assets	2	2
Additions to fixed assets	(13)	(13)
Acquisitions of subsidiaries, net of cash acquired	(3)	(8)
Tax refund relating to prior acquisition	5	—
Purchase of short-term investments	(5)	(11)
Proceeds on sale of short-term investments	4	13
Proceeds from sale of operations	5	—

Net cash used in investing activities	(5)	(17)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of debt	(49)	(1)
Repayment of preference shares	(273)	—
Proceeds from initial public offering, net of offering costs	289	—
Proceeds from issuance of management shares	1	—

Net cash used in financing activities	(32)	(1)

INCREASE IN CASH AND CASH EQUIVALENTS	59	21
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(6)	(5)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	88	80

CASH AND CASH EQUIVALENTS, END OF PERIOD	$141	$96

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash payments for income taxes	$21	$11

Cash payments for interest	$42	$41

The accompanying notes are an integral part of these condensed consolidated financial statements.

WILLIS GROUP HOLDINGS LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions, unless otherwise stated)

1.  THE COMPANY AND ITS OPERATIONS

    Organization—Willis Group Holdings Limited ("Willis Group Holdings") was incorporated on February 8, 2001 as an exempted company under The Companies Act 1981 of Bermuda, for the sole purpose of redomiciling the ultimate parent company of the Willis Group (comprised of TA I Limited and subsidiaries) from the United Kingdom to Bermuda. On incorporation, Willis Group Holdings was wholly-owned by Profit Sharing (Overseas), Limited Partnership, an affiliate of Kohlberg Kravis Roberts & Co., L.P. and one of the existing stockholders of TA I Limited ("TA I").

    Willis Group Holdings, effective from May 8, 2001, exchanged its common shares for all the issued and outstanding ordinary shares of TA I. Further, on April 10, 2001, Willis Group Holdings made an offer to exchange one of its non-voting management common shares for each outstanding non-voting management ordinary share of TA I. The offer expired on May 8, 2001 and at expiration Willis Group Holdings had received acceptances in respect of, or otherwise had rights to acquire, 99.8% of the outstanding non-voting management ordinary shares of TA I. The non-voting management shares issued by Willis Group Holdings automatically converted into voting shares on consummation of the Willis Group Holdings initial public offering. In addition, all management ordinary stock options of TA I have been rolled over into identical stock options of Willis Group Holdings. As a consequence of these transactions, Willis Group Holdings is the beneficial owner of 99.98% of TA I's issued and outstanding share capital.

    As a result of the exchange offers, the former stockholders of TA I have acquired a majority voting interest in Willis Group Holdings. Under accounting principles generally accepted in the United States ("US GAAP"), the company whose stockholders retain the majority interest in a combined business must be treated as the acquirer for accounting purposes. Accordingly, the transaction is being accounted for as a "reverse acquisition" for financial reporting purposes and TA I is deemed to have acquired 99.98% of the equity interest in Willis Group Holdings as of May 8, 2001. The relevant acquisition process utilizes the capital structure of Willis Group Holdings and the assets and liabilities of TA I and subsidiaries (collectively, the "Predecessor") are recorded at historical cost.

    The Predecessor is the operating entity for financial reporting purposes, and the financial statements prior to May 8, 2001 represent the Predecessor's financial position and results of operations. The assets and liabilities and results of operations of the Predecessor are included as of May 8, 2001. Although TA I was deemed to be the acquiring corporation for financial accounting and reporting purposes, the legal status of Willis Group Holdings as the surviving corporation does not change.

    Business—Willis Group Holdings and subsidiaries (collectively, the "Company") provide a broad range of value-added risk management consulting and insurance brokering services both directly, and indirectly through its associates, to a diverse base of clients internationally. The Company provides specialized risk management advisory and other services on a global basis to clients in various industries, including the construction, aerospace, marine and energy industries. In its capacity as an advisor and insurance broker, the Company acts as an intermediary between clients and insurance carriers by advising clients on risk management requirements, helping clients determine the best means of managing risk, and negotiating and placing insurance risk with insurance carriers through the Company's global distribution network. The Company also provides other value-added services.

2.  BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

    The accompanying condensed consolidated financial statements (hereinafter referred to as the "Interim Financial Statements") have been prepared in accordance with US GAAP.

    The Interim Financial Statements are unaudited but include all adjustments (consisting of normal recurring adjustments) which the Company's management considers necessary for a fair presentation of the financial position as of such dates and the operating results and cash flows for those periods. Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted. The results of operations for the six month period ended June 30, 2001 may not necessarily be indicative of the operating results that may be incurred for the entire fiscal year.

    The December 31, 2000 balance sheet was derived from audited financial statements but does not include all disclosures required by US GAAP. However, the Company believes that the disclosures are adequate to make the information presented not misleading. These Interim Financial Statements should be read in conjunction with the consolidated balance sheets of the Predecessor as of December 31, 2000 and 1999, and the related consolidated statements of operations, comprehensive income, cash flows and changes in stockholders' equity for each of the two years in the period ended December 31, 2000.

New Accounting Pronouncements

    In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, Business Combinations, and SFAS No.142, Goodwill and Intangible Assets. SFAS No. 141 requires the purchase method of accounting for business combinations occurring after June 30, 2001 and eliminates the pooling-of-interests method. SFAS No. 142, which becomes effective from January 1, 2002, requires that goodwill and other intangible assets that have an indefinite useful life will no longer be amortized but rather will be tested at least annually for impairment. The Company has yet to determine the full impact of applying these standards.

3.  DERIVATIVE FINANCIAL INSTRUMENTS

    The financial risks the Company manages through the use of financial instruments are interest rate risk and foreign currency risk. The Company's Board of Directors reviews and agrees on policies for managing each of these risks.

    Interest Rate Risk—The Company's operations are financed principally through the Senior Credit Facility term loan, due 2005 to 2008, which has a variable interest rate and the Senior Subordinated Notes due 2009, which have a 9% fixed interest rate. Interest rate swaps are used to generate the desired interest rate profile and to manage the Company's exposure to interest rate fluctuations.

    Willis North America Inc., ("Willis North America"), has entered into an interest rate swap agreement under which its LIBOR-based variable rate interest payment obligations on the full amount of the term loans have been swapped for fixed rate interest payment obligations until the final maturity of those term loans. The swap agreement provides for a reduction of the notional amount of the swap obligation on a semi-annual basis, and to the extent the actual amount outstanding under the term loans exceeds the notional amount at any time, Willis North America would be exposed to the risk of increased interest rates on that excess. The Company has designated the interest rate swap agreement as a cash flow hedge as defined by Statement of Financial Accounting Standards No. 133, Accounting for Derivative instruments and Hedging Activities ("SFAS No. 133") with the fair value recorded in receivables on the balance sheet. Changes in fair value are recorded as a component of Other Comprehensive Income. A gain of $1 and a loss of $4 respectively were recorded for the three month period ended June 30, 2001 and the six month period ended June 30, 2001. Amounts are reclassified from Other Comprehensive Income into earnings when the hedged exposure affects earnings.

    As a result of the Company's operating activities, the Company receives cash for premiums and claims which it deposits in short-term investments denominated in US dollars and other foreign currencies. The Company earns interest on these funds, which is included in the Company's financial statements as interest income. These funds are regulated in terms of access and the instruments in which they may be invested, most of which are short-term in maturity. In order to manage interest rate risk arising from these financial assets, the Company enters into interest rate swaps to receive a fixed rate of interest and pay a variable rate of interest fixed in the various currencies related to the short-term investments. The use of interest rate contracts essentially converts the variable return of groups of short-term investments to fixed rates. For these contracts, the Company has chosen not to achieve hedge accounting for the six months ended June 30, 2001, as defined under SFAS No. 133. Changes in fair value of these instruments of $2 and $5 have been charged against and credited to earnings respectively in the three month period ended June 30, 2001 and the six month period ended June 30, 2001. For those derivatives not designated as effective hedges under SFAS No. 133 for the six months ended June 30, 2001 the Company estimates $1 will be reclassified from other comprehensive income into earnings within the next 12 months representing the net amount of existing unrealized gains or losses as of June 30, 2001.

    Foreign Currency Risk—The Company's objective is to maximize its cash flow in US dollars. In all locations with the exception of the UK, the Company predominately generates revenues and expenses in the local currency. In the UK, however, the Company earns revenues in a number of different currencies but expenses are almost entirely in pounds sterling. This mismatch creates a currency exposure. In the year ended December 31, 2000, approximately 20% of the Company's total revenues were earned in sterling, 60% in the US dollar and 20% in other currencies. However, in 2000, approximately 40% of total expenses were in sterling, 45% in US dollars and 15% in other currencies.

    The Company's policy within the UK is to convert into sterling all revenues arising in currencies other than US dollars together with sufficient US dollar revenues to fund the remaining sterling expenses. Outside the UK, only those cash flows necessary to fund mismatches between revenues and expenses are converted into local currency; amounts remitted to the UK are generally converted into sterling. These transactional currency exposures are principally managed by entering into forward foreign exchange contracts. It is Company policy to hedge at least 25% of the next 12 months' exposures in significant currencies.

    The fair value of these contracts is recorded in payables in the balance sheet, with changes in fair value of effective hedges recorded in Other Comprehensive Income and changes in fair value of ineffective hedges recorded in general and administrative expenses. For the three month period ended June 30, 2001 and the six month period ended June 30, 2001, the Company has recorded $0 and $1 respectively in Other Comprehensive Income relating to changes in fair value on contracts which are effective hedges as defined in SFAS No. 133. For contracts which were not designated for hedge accounting as defined in SFAS No. 133, the Company has recorded $0 and $6 in general and administrative expenses respectively, representing the change in fair value for the three month period ended June 30, 2001 and the six month period ended June 30, 2001,

4.  RESTRUCTURING COSTS

    In the fourth quarter of 1999, the Company announced a comprehensive restructuring plan to consolidate several sales process functions and streamline and centralize client service functions such as claims, policy insurance and coverage in the North American retail operations. Pursuant to this plan, the Company expected to eliminate 275 positions and physically segregate and discontinue use of certain leased office space which, where economically feasible, will be subleased. As of June 30, 2001, 273 employees (June 30, 2000 - 179) had been terminated as a result of this restructuring plan.

    In the fourth quarter of 2000, the Company developed a plan to exit certain business lines including the sale of the municipality business of Public Entities National Company ("PENCO"), part of the US wholesale operations, and the sale or closure of certain other non-strategic businesses. As a result of these plans, it is expected that approximately 250 employees will be terminated. The sale of the municipality business of PENCO was completed in January 2001 while the proposed sale or closure of certain other non-strategic business is expected to be completed by December 2001. As of June 30, 2001, an aggregate of 62 employees had been terminated pursuant to these plans.

5.  NET INCOME PER SHARE

    Basic net income per share, is calculated by dividing net income by the weighted-average number of common shares outstanding during each period. The computation of diluted net income per share is similar to basic net income per share, except that diluted net income per share reflects the potential dilution that could occur if dilutive securities and other contracts to issue common shares were exercised or converted into common shares or resulted in the issuance of common shares that then shared in the net income of the Company.

    The computation of net income per share has been retroactively restated to reflect the number of shares of Willis Group Holdings, after consummation of the exchange offers.

    For the three month period ended June 30, 2000 and the six month period ended June 30, 2000, time-based options to purchase 10,704,233 and 10,805,796 respectively of management common shares were outstanding. The exercise price of these options was established based on management's estimate of the fair value of these options on the measurement dates. In addition, TA I's shares were not publicly traded during this period and, in the opinion of management, the average market value was not in excess of the exercise price. Such options had no dilutive nor antidilutive effect on net income per share for the three month period ended June 30, 2000 and the six month period ended, June 30, 2000.

    For the three month period ended June 30, 2001, and the six month period ended June 30, 2001, time-based options to purchase 17,840,947 and 17,794,750 respectively of common shares were outstanding. The following table represents the basic and diluted net income per common share for these periods:

	Three months ended June 30, 2001	Six months ended June 30, 2001
Weighted-average common shares outstanding:
Basic weighted-average common shares outstanding	128	126
Diluted effect of employee share options	10	8

Diluted weighted-average common shares outstanding	138	134

Net income per common share:
Basic net income per common share	$0.13	$0.44
Diluted effect of employee share options	(0.01)	(0.02)

Diluted net income per common share	$0.12	$0.42

6.  COMPREHENSIVE INCOME

    The components of comprehensive income for the three and six months ended June 30, 2001 and 2000, are as follows:

	Three months ended June 30,		Six months ended June 30,
	2001	2000	2001	2000
Net income (loss)	$17	$(5)	$56	$12
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustment	(1)	(3)	(10)	(7)
Cumulative effect of accounting change (net of tax of $0, $0, $5 and $0)	—	—	8	—
Net gain (loss) on derivative instruments (net of tax of $0, $0, $3 and $0)	—	1	(4)	1

Other comprehensive loss, net of tax	(1)	(2)	(6)	(6)

Comprehensive income (loss)	$16	$(7)	$50	$6

    The components of accumulated other comprehensive loss, net of related tax, at June 30, 2001 and December 31, 2000, are as follows:

	2001	2000
Net foreign currency translation adjustment	$(15)	$(5)
Net cumulative effect of accounting change	8	—
Net loss on derivative instruments	(4)	—

Accumulated other comprehensive loss	$(11)	$(5)

7.  STOCKHOLDERS' EQUITY

    On June 11, 2001, Willis Group Holdings issued 23,000,000 common shares at $13.50 per share in an initial public offering. The net proceeds amounted to $282 after deducting underwriting discounts, commissions and other expenses of the offering. The net proceeds were used to redeem all the outstanding $273 preference shares of a subsidiary.

8.  COMMITMENTS AND CONTINGENCIES

    In common with many companies involved in selling personal pension plans in the UK, the Company's financial advisory business, Willis Corroon Financial Planning Limited ("WCFP"), is required by the Financial Services Authority and the Personal Investment Authority ("the Regulator"), which regulates these matters, to review certain categories of personal pension plans sold to individuals between 1988 and 1994. WCFP is required to compensate those individuals who transferred from, opted out or did not join, their employer-sponsored pension plan if the expected benefits from their personal pension plan did not equal the benefits that would have been available from their employer-sponsored pension plan. Whether compensation is due to a particular individual, and the amount thereof, is dependent upon the subsequent performance of the personal pension plan sold and the net present value of the benefits that would have been available from the employer-sponsored pension plan calculated using financial and demographic assumptions prescribed by the Regulator. The Regulator currently requires all offers of compensation to be made by June 30, 2002.

    At December 31, 2000, the Company had a provision of $51, which forms part of the Provisions amount on the condensed consolidated balance sheet, relating to this issue. During the three month period ended June 30, 2001 and the six month period ended June 30, 2001, the Company used $4 and $9 of this provision respectively in settling claims and other related costs and, allowing for foreign exchange adjustments, the remaining balance at June 30, 2001 was $39. Although the Company considers the established provisions to be prudent and expects to pay out these provisions over the next two years, there remains some uncertainty as to the ultimate exposure relating to the review. This exposure is subject to a number of variable factors including, among others, the effect of future changes in prescribed UK interest rates and in financial and other assumptions which are issued by the Regulator on a quarterly basis.

    At December 31, 2000, the Company had a provision of $31, which forms part of the Provisions amount on the condensed consolidated balance sheet, for discontinued operations that includes estimates for future costs of administering the run-off of the Company's former UK underwriting operations. Willis Faber (Underwriting Management) Limited ("WFUM"), a wholly-owned subsidiary of the Company, provided underwriting agency and other services to certain insurance companies including Sovereign Marine & General Insurance Company Limited ("Sovereign") (in Scheme of Arrangement) (collectively, the "stamp companies") and in 1991 ceased arranging new business on behalf of the stamp companies. Willis Faber Limited has agreed with certain of the stamp companies to fund certain costs of the run-off, subject to agreed guidelines as to timing and amount. Although the Company expects the run-off to be conducted in an orderly manner, it may ultimately prove to be a lengthy and expensive process. The amounts to be funded under the run-off arrangements are currently within the aggregate of the provisions made. There were no significant movements in the provision during the three month period ended March 31, 2001. The Company used $2 to fund certain costs of the run-off in the three month period ended June 30, 2001.

    The Company has extensive operations and is subject to claims and litigation in the ordinary course of business resulting principally from alleged errors and omissions in connection with its businesses. At December 31, 2000, the Company had a provision of $53, also forming part of the Provisions amount on the condensed consolidated balance sheet, representing management's assessment of liabilities that may arise from asserted and unasserted claims for errors and omissions. During the three month period ended June 30, 2001 and the six month period ended June 30, 2001, the Company charged $4 and $7 to operations and used $3 and $7 in settling claims respectively, and, allowing for foreign exchange adjustments, the balance remaining at June 30, 2001 was $51. Most of the errors and omissions claims are covered by professional indemnity insurance. In respect of self-insured deductibles applicable to those claims, the Company has established provisions, which are believed to be adequate in the light of current information and legal advice. These provisions may be adjusted from time to time according to developments. The Company does not expect the outcome of those claims, either individually or in the aggregate, to have a material effect on the Company's financial condition, results of operations or liquidity.

9.  SEGMENT INFORMATION

    The Company conducts its worldwide insurance brokering activities through three operating segments: North American Operations, International and Global Businesses. Each operating segment exhibits similar economic characteristics, provides similar products and services and distributes same through common distribution channels to a common type or class of customer. In addition, the regulatory environment in each region is similar. Consequently, for financial reporting purposes the Company has aggregated these three operating segments into one reportable segment.

10.  SUBSEQUENT EVENTS

    On July 3, 2001, the Company announced the sale of its 51% interest in Willis National Holdings Limited for a cash consideration, less cash retained in the business to be transferred, of approximately $23.

******

WILLIS GROUP HOLDINGS LIMITED

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Summary

    Total revenues increased by $26 million (8%) to $337 million in the second quarter of 2001 from $311 million in the second quarter of 2000. Excluding the effects of foreign currency exchange rate movements and the effects of acquisitions and disposals, total revenues were 12% higher in the second quarter than in the corresponding period a year ago. The increase in revenues arose primarily from a combination of new business efforts, client retentions and the generally favorable impact across most of the Group's operations of a hardening market place. For the six months to June 30, 2001, total revenues were $712 million, 7% higher than a year ago and 11% higher on a constant currency basis excluding acquisitions and disposals.

    Operating income increased by $35 million (130%) to $62 million in the second quarter of 2001 from $27 million in the second quarter of 2000, reflecting improved revenues and continued emphasis on the control of costs and the elimination of waste throughout the Group. For the six months, operating income was 68% higher than a year ago.

    Net income increased by $22 million to $17 million ($0.12 per diluted share) in the second quarter 2001 from a net loss of $(5) million ($(0.04) per diluted share) in the second quarter 2000. For the six months, net income was $56 million ($0.42 per diluted share) compared with $12 million ($0.10 per diluted share) a year ago.

    Cash net income (net income excluding goodwill amortization) grew to $25 million ($0.18 per diluted share) in the second quarter compared with $3 million ($0.02 per diluted share) a year ago. For the six months, cash net income rose to $73 million ($0.54 per diluted share) from $29 million ($0.24 per diluted share) in the corresponding period of 2000.

Revenues

    Revenues consist of commissions and fees, which increased by $24 million (8%) to $319 million in the second quarter 2001 from $295 million in the second quarter 2000, and interest income, which increased by $2 million (13%) to $18 million from $16 million.

    North American Operations:  Revenues generated by our North American operations increased by $3 million (3%) to $119 million in the second quarter of 2001 from $116 million in the second quarter of 2000. Adjusting for the effect of the disposal of the PENCO programs division in January 2001, revenues increased by 5% in constant currency terms. The increase in revenues arose from firming premium rates in most sectors.

    Global Business:  Revenues generated by our Global Business operations increased by $15 million (9%) to $178 million in the second quarter of 2001 from $163 million in the second quarter of 2000. In constant currency terms, revenues increased by 15%, principally from generally widespread hardening of premium rates across most sectors, with some rates increasing significantly.

    International:  Revenues generated by our International operations increased by $8 million (23%) to $40 million in the second quarter of 2001 from $32 million in the second quarter of 2000. In constant currency terms, revenues increased by 33%, mainly as a result of our acquisitions in Norway, Columbia and South Africa. Excluding the effect on revenue of these acquisitions, International revenues increased by 16% in constant currency terms due to firming markets in most countries, notably Australia, Korea and Asia/Pacific although rates are generally behind the UK and US in hardening.

Expenses

    General and administrative expenses decreased by $6 million (2%) to $259 million in the second quarter of 2001 from $265 million in the second quarter of 2000. Excluding acquisitions and disposals, general and administrative expenses were 4% higher in constant currency terms than in the corresponding period a year ago. Much of this increase related to higher incentive payments arising from improved results. Excluding incentives and other expenses linked to revenue growth, controllable expenses rose 2% on a constant currency basis in the second quarter. For the six months, general and administrative expenses were 1% lower than a year ago but 4% higher on a constant currency basis adjusting for acquisitions and disposals. Controllable expenses for the six months were 1% higher than the corresponding period for 2000.

Interest Expense

    Interest expense of $21 million in the second quarter of 2001 was $1 million lower than in the second quarter of 2000, reflecting the early repayment of debt. Interest expense represents interest payable on long-term debt consisting of the senior credit facilities and the 9% Senior Subordinated Notes due 2009.

Income Taxes

    Income tax expense for the six months ended June 2001 amounted to $47 million, giving an effective tax rate of 43%. Excluding goodwill amortization charges, for which no tax deductions are available, the underlying tax rate for the six months was 37%.

Associates

    Equity in net income of our associates was $(1) million in the second quarter of 2001 and $8 million in the six months, unchanged from the corresponding periods of 2000.

Liquidity and Capital Resources

    The net proceeds from the initial public offering of 23 million shares amounted to $282 million. Substantially all the proceeds were used to redeem on June 30, 2001 all the outstanding $273 million preference shares in a subsidiary company. This will save approximately $23 million per year in preference dividends.

    Willis also redeemed $26 million of 9% Senior Subordinated Notes during the second quarter of 2001. Total long-term debt outstanding at June 30, 2001 was $909 million, down from $958 million at December 31, 2000. As of July 31, 2000, a further $28 million of Notes had been redeemed.

    Net cash provided by operations increased by $57 million to $96 million in the six months from $39 million in the corresponding period of 2000. This increase was due primarily to improved operating results.

    On July 3, 2001 we announced the sale of Willis National, the UK independent financial advisor in which we own 51%. Our share of the total cash proceeds, less cash retained in the business to be transferred, will be approximately $23 million.

    At June 30, 2001, our cash and cash equivalents aggregated $141 million, an increase of $53 million from the beginning of 2001. We expect that internally generated funds will be sufficient to meet our foreseeable operating cash requirements, capital expenditures and scheduled debt repayments, the next of which is not due until 2005. In addition, we have an undrawn $150 million revolving credit facility.

Forward looking information

    This quarterly statement contains certain statements relating to future results, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or those anticipated, depending on a variety of factors such as general economic conditions in different countries around the world, changes in premium rates, the competitive environment and the actual cost of resolution of contingent liabilities. Further information concerning the Company and its business, including factors that potentially could materially affect the Company's financial results are contained in the Company's filings with the Securities and Exchange Commission.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WILLIS GROUP HOLDINGS LIMITED

	By:	/s/ THOMAS COLRAINE Name: Thomas Colraine Title: Group Chief Financial Officer
Date: August 13, 2001

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WILLIS GROUP HOLDINGS LIMITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (in millions, except per share data) (unaudited)
WILLIS GROUP HOLDINGS LIMITED CONDENSED CONSOLIDATED BALANCE SHEETS (in millions, except per share data)
WILLIS GROUP HOLDINGS LIMITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (in millions) (unaudited)
WILLIS GROUP HOLDINGS LIMITED NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (in millions, unless otherwise stated)
WILLIS GROUP HOLDINGS LIMITED OPERATING AND FINANCIAL REVIEW AND PROSPECTS
SIGNATURES